SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report on Form 6-K:

Exhibit

Description

A

Press release dated July 18, 2005

B

Press release dated July 27, 2005

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EXHIBIT  A

PANASONIC AWARDS SAPIENS WITH

A $1.5M APPLICATION SUPPORT CONTRACT

Research Triangle Park, NC-July 18, 2005 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Panasonic UK, a leading supplier of electronic products, has extended its Application Support Contract of their supply chain logistics system known as PRIDE with Sapiens UK for a further 15 months.

This contract extends a multi-year IT relationship between Panasonic UK and Sapiens UK, during which time the two companies jointly developed the PRIDE application. The current contract extension is valued at approximately $1.5 million. Performance by Sapiens under the contract extension began few a months ago.

PRIDE, a mission-critical application, is an end-to-end supply chain solution that enables Panasonic UK to manage and track each product from the initial purchase order through delivery. It also includes a customs management component that tracks Panasonic UK's compliance with customs regulations.

Commenting on this contract, Mr. David Tipping IT Manager of Panasonic UK said: "We are delighted to be extending our long-term relationship with Sapiens.  We have been very impressed with Sapiens' eMerge solution, and its high quality design and development. The Sapiens team has strongly supported us and we continue to see substantial business benefits from Pride."

Mr. Kali Bagary, Managing Director, Sapiens UK, added: "Sapiens continues to expand its Sapiens Maintenance Practice (SMP) within its UK customer base.  SMP is our unique service centre in which we maintain customer solutions, delivering a best of breed service with substantially lower operational and maintenance costs enabling customers like Panasonic to focus on its core competencies.  We look forward to the continuation of our long, mutually beneficial relationship with Panasonic UK."

About Panasonic UK

Panasonic was established in the UK in 1972. Since then the company has grown substantially and become a leading supplier of consumer, business and communication electronics products. Its UK headquarters is located in Bracknell, Berkshire and is supported by a Logistics Centre in Northampton. Panasonic's parent company, Matsushita Electric Industrial Co. Ltd., has also established seven manufacturing plants in the UK, and the company now employs in total more than 4,000 people in the UK.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com or contact Christiana Odia christiana_odia@sapiens.co.uk.

For additional information:

Kali Bagary

Managing Director, Sapiens UK

Tel: +44 1895 464275

Email: kali.b@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT  B

SAPIENS AWARDED ANOTHER EXTENSION TO AN EXISTING OUTSOURCING AGREEMENT, FOR $1.1M

Research Triangle Park, NC- July 27, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that one of the UK’s leading general merchandise retailers has extended its Application Support Contract with Sapiens UK for its "Merchandise Bought Ledger" system, until 2007.  The application was developed by Sapiens and implemented in 2001.  In addition, this customer has expanded the scope of its current license agreement to include full development usage of Sapiens eMerge™. The current contract extension and additional license are valued at $1.1M.  Performance by Sapiens under the contract extension began a few months ago.

The Merchandise Bought Ledger is a mission-critical application and is used by various sections within the Payables Department.  The application allows for the processing of documents such as invoices, debit and credit notes and goods received in order to generate payment information and handle returns.

Commenting on this contract, Ms. Susan van Niekerk, Sapiens Maintenance Practice (SMP) Manager, Sapiens UK, said: “Outsourcing Sapiens application support presents a number of major benefits to the customer.  By outsourcing the application support to a dedicated Sapiens support team there is no distraction from non-core business, enabling the customer to focus in-house resources on other business-critical IT projects.   From our experience, which is based on feedback from our customers, we have found that the biggest benefit of our Sapiens Maintenance Practice is the fact that we almost completely eliminate the risk of any unavailability of mission-critical systems because of our ability to offer domain expertise on a 24x7 support basis.”

Mr. Kali Bagary, Managing Director, Sapiens UK, added: "We are delighted to have another satisfied major retail customer wishing to extend our Sapiens Maintenance Practice. Sapiens SMP empowers our customers to focus on their critical paths to success while improving their bottom line.”

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com or contact Christiana Odia Christiana_Odia@Sapiens.com.

For additional information:

Kali Bagary

Managing Director, Sapiens UK

Tel: +44 1895 464275

Email: kali.b@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  July 28, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary